UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File No. 001-07964

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NOBLE ENERGY THRIFT AND PROFIT SHARING PLAN 100 Glenborough Drive, Suite 100 Houston, Texas 77067

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NOBLE ENERGY, INC. 100 Glenborough Drive, Suite 100 Houston, Texas 77067

NOBLE ENERGY THRIFT AND PROFIT SHARING PLAN

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits — December 31, 2005 and 2004	2

Statements of Changes in Net Assets Available for Benefits — Years ended December 31, 2005 and 2004	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2005	10

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Noble Energy Thrift and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Noble Energy Thrift and Profit Sharing Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP

Houston, Texas
June 23, 2006

NOBLE ENERGY THRIFT AND PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets:
Cash, non-interest bearing	$—	23,221
Investments, at fair value (note 2)	77,800,070	69,204,948
Interest and dividends receivable	1,230	550
Net assets available for benefits	$77,801,300	69,228,719

See accompanying notes to financial statements.

NOBLE ENERGY THRIFT AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (note 3)	$3,952,924	5,605,574
Dividends	1,844,848	1,502,430
Participant loan interest	99,721	111,109
Interest from other investments	269,246	105,459

Net investment income	6,166,739	7,324,572

Contributions:
Participants	4,229,691	3,730,724
Rollover	587,406	77,992
Employer, net of forfeitures	2,577,755	2,350,748

Total contributions	7,394,852	6,159,464

Total additions	13,561,591	13,484,036

Deductions from net assets attributed to:
Benefits paid to participants	4,976,375	7,653,177
Administrative expenses	12,635	12,125

Total deductions	4,989,010	7,665,302

Net increase	8,572,581	5,818,734

Net assets available for benefits, beginning of year	69,228,719	63,409,985

Net assets available for benefits, end of year	$77,801,300	69,228,719

See accompanying notes to financial statements.

NOBLE ENERGY THRIFT AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)                     Description of the Plan

The following description of the Noble Energy Thrift and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

(a)                      General

The Plan is a defined contribution plan covering certain employees who have completed specified terms of service with Noble Energy, Inc., formerly Noble Affiliates, Inc., and its wholly owned subsidiaries (collectively referred to as the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is exempt from federal income taxes under Sections 401 (a) and 501 (a) of the Internal Revenue Code of 1986, as amended, (IRC) and has received a favorable determination letter from the Internal Revenue Service (IRS) dated March 8, 2003. The Plan has been amended since the date of the determination letter. However, the Plan Administrator is of the opinion that the Plan meets IRS requirements and continues to be tax-exempt.

(b)                      Contributions

Employees are eligible to participate in the Plan on the first day of employment. Participants may contribute up to 15% of their basic compensation, including overtime, subject to the annual limitation established by the IRS ($14,000 in 2005 and $13,000 in 2004). The Company matching contribution percentage is 100% of the participant’s contribution up to 6% of the participant’s basic compensation and is funded subsequent to each pay period. Participants who are age 50 or older are eligible to contribute catch-up contributions, subject to certain IRS limits ($4,000 in 2005 and $3,000 in 2004). Catch-up contributions are not matched by the Company. Discretionary contributions may be made to the Plan at the discretion of the President of the Company. There were no discretionary contributions during 2005 or 2004. In addition, participants may contribute amounts representing rollovers from other qualified plans or from an individual retirement account.

(c)                       Participant Account

Participating employees have an option as to the manner in which their employee and employer contributions may be invested. Participants may direct their accounts into a money market fund, various mutual funds, Company common stock as well as other publicly traded securities through a self-directed brokerage feature. Participant accounts are valued daily. Allocations of net earnings are based on account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)                      Plan Termination

The Plan is intended to continue indefinitely; however, the right to terminate participation in the Plan is reserved to each participating company. Upon termination or permanent suspension of contributions with respect to all or any one of the participating companies, the accounts of all participants affected thereby will become fully vested, and the balances in their accounts will be distributed in accordance with the provisions of the Plan, as determined by the Noble Energy, Inc. Employee Benefits Committee (the Committee).

(e)                       Vesting

Participants are immediately vested in their pretax contributions and rollover contributions. Participants become fully vested in Company matching contributions upon completion of a three year period of service (or five years if the participant has not performed an hour of service after December 31, 2001). The Plan also provides for participants to be fully vested upon death, disability or completion of an hour of service after the Participant’s 65th birthday.

(f)                         Benefits Paid to Participants

Distributions are made in lump-sum or installment payments, as elected by the participant, after termination of employment. While employed, a participant may make withdrawals from his or her Company or employee contribution accounts (as allowed under IRS regulations) subject to certain restrictions described in the Plan. Certain restrictions associated with withdrawals may be waived in the event the participant demonstrates a financial hardship. Effective March 28, 2005, the Plan was amended to require automatic cash outs of account balances less than $1,000 upon termination of employment.

(g)                      Participant Loans

A participant may borrow from the Plan up to the lesser of $50,000 reduced by the highest outstanding loan balance in the previous 12 months or one-half of the participant’s vested account balance. Interest is charged at the current prime rate. Interest rates on outstanding loans at December 31, 2005 ranged from 4% to 9% and loans are required to be repaid within five years through payroll deductions. Maturity dates on loans outstanding at December 31, 2005 ranged from January 3, 2006 to November 30, 2010. Repayments of principal and interest are credited to the borrowing participant’s account. Participants may borrow a maximum of two loans at a time.

(h)                      Plan Administration

The Plan is administered by the Committee. The investment options available under the Plan (other than Company common stock and those selected by a participant under the Plan’s self-directed brokerage feature) are recommended by a professional investment advisory firm appointed by the Committee. Fidelity Management Trust Company (the Trustee) serves as Trustee of the Plan. Fidelity Investments Institutional Operations Company, Inc. (Fidelity) is the recordkeeper.

(2)                     Significant Accounting Policies

The accompanying financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

(a)                      Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)                      Valuation of Investments and Income Recognition

Investments traded on national securities exchanges are valued at closing prices on the last business day of the year. The common/collective trust fund is valued at fair value as determined by the issuer of the common/collective trust fund. Investments are accounted for on a trade-date basis. Participant loans and cash are valued at cost, which approximates fair value. Interest is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes gains and losses on investments sold during the year as well as appreciation (depreciation) of the investments held at the end of the year.

The Fidelity Managed Income Portfolio invests primarily in guaranteed investment contracts (GICs) and synthetic GICs. The GICs and synthetic GICs are fully benefit responsive and recorded at contract value, which approximates fair value. Contract value is determined based on invested principal plus interest thereon. The effective yield of the common/collective trust fund was 3.8% for the year ended December 31, 2005.

Under the terms of the Plan, the Trustee, on behalf of the trust fund, is allowed to acquire, hold, and dispose of the common stock of Noble Energy, Inc. In the event that trading transactions in the stock fund exceed the cash portion of the stock fund, the trust has arranged to utilize lines of credit to facilitate transactions. At December 31, 2005 there were no outstanding balances related to these lines of credit.

As of December 31, 2005 and 2004, the Plan held the following investments, which separately represented more than 5% of the Plan’s net assets available for benefits:

Investment	Fair value
2005:
Dodge & Cox Stock Fund	$10,399,372
Fidelity Dividend Growth Fund	4,318,354
Fidelity Managed Income Portfolio	8,608,738
Fidelity Puritan Fund	8,395,129
Franklin Small Mid-Cap Growth Fund	3,916,870
Noble Energy, Inc. common stock	10,638,669
PIMCO Moderate Duration Fund	4,420,156
Spartan US Equity Index Fund	7,478,759
The Growth Fund of America	5,744,765

2004:
Dodge & Cox Stock Fund	$7,550,146
Fidelity Dividend Growth Fund	4,535,544
Fidelity Growth Company Fund	5,383,334
Fidelity Puritan Fund	8,439,461
Fidelity Retirement Money Market Portfolio	9,821,029
Franklin Small Mid-Cap Growth Fund	3,717,621
Noble Energy, Inc. common stock	7,370,404
PIMCO Moderate Duration Fund	4,402,929
Spartan US Equity Index Fund	7,395,809

(c)                   Expenses of the Plan

Certain Plan administration expenses, such as loan maintenance fees and check fees, are charged to and paid by the participants requesting the transaction. The remaining expenses and fees are paid by the Company.

(d)                  Benefit Payments

Benefits are recorded as paid.

(e)                   Forfeitures

When a participant terminates employment, he or she is entitled to withdraw his or her total vested account balance. The non-vested percentage of the Company’s matching contribution shall become a forfeiture upon participants termination for reasons other than retirement, death or permanent disability. Forfeitures are used to reduce future Company matching contributions. Forfeitures utilized in 2005 and 2004 were $0 and $22,447, respectively. The forfeiture balance at December 31, 2005 and 2004 was $32,419 and $3,441, respectively.

(f)       Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(g)      Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

(3)                  Net Appreciation (Depreciation) in Fair Value

During 2005 and 2004, the Plan’s investments, including investments bought, sold, and held during the year, appreciated (depreciated) in value as follows:

	2005	2004
Noble Energy, Inc. common stock	$2,029,759	2,237,532
Common stocks	52,016	(56,635)
Mutual funds	1,871,149	3,424,677
Net appreciation in fair value	$3,952,924	5,605,574

(4)                  Noble Energy, Inc. Common Stock Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Noble Energy, Inc. common stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If the participant does not exercise these rights, the shares are voted by the Trustee as directed by the Committee.

(5)                  Concentration of Investments

The Plan’s investment in shares of Noble Energy, Inc. common stock represents 13.7% and 10.7% of total investments as of December 31, 2005 and 2004, respectively. Noble Energy, Inc. is engaged in oil and gas exploration and production.

(6)                  Related-Party Transactions

The Plan allows for investment in the Company’s common stock. The Plan also invests in a money market fund, common/collective trust fund, and mutual funds issued by an affiliate of the Trustee. The Company is the Plan sponsor and Fidelity Management Trust Company is the Plan’s trustee; therefore, these transactions qualify as related-party transactions. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the IRC.

(7)                  Subsequent Events

As a result of the Company’s acquisition of Patina Oil & Gas Corporation on May 16, 2005, the Patina Oil & Gas Corporation Profit Sharing and 401(k) Plan (the Patina Plan) will be merged into the Plan effective April 3, 2006. Participants in the Patina Plan become eligible to participate in the Plan beginning in January 1, 2006.

The plan was amended and restated as of January 1, 2006. Significant changes include: 1) Participants may contribute up to 50% of their basic compensation, including overtime, subject to the annual limitation established by the IRS, 2) A new profit sharing provision was instituted for participants hired after April 30, 2006 in which participants become fully vested after 5 years of service, 3) The vesting schedule for Company matching contributions was adjusted to be in accordance with the following schedule:

Period of Service	Vested
Completed by Participant	Percentage
Less than 1 year	None
At least 1 but less than 2 years	34%
At least 2 but less than 3 years	67%
3 or more years	100%

4) For the period of time from April 3, 2006 and ending May 1, 2006, the forms of benefit payments available under the Plan for the distribution of a benefit due to or with respect to a participant who was a participant in the Patina Plan on March 26, 2006, shall include the optional forms of distributions that were available under the provisions of the Patina Plan on April 2, 2006. If a distribution is commenced during the period of time from April 3, 2006 and ending May 1, 2006 and is not complete at time of initial transfer, the form of distribution shall continue to be made to the participant under this Plan.

Effective January 1, 2006, the Plan’s name was changed to the Noble Energy, Inc. Thrift and Profit Sharing Plan.

NOBLE ENERGY THRIFT AND PROFIT SHARING PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower,				Number of	Current
lessor, or similar party			Description of investment	shares	value
	Cash, interest bearing:
*	Fidelity Cash Reserves		Cash	332,809	$332,809
*	Fidelity Institutional Money Market Portfolio		Cash	473,761	473,761
	New York Westburg Community Bank		Certificate of Deposit	16,000	16,000
					822,570
	Common Collective Trust Fund:
*	Fidelity Managed Income Portfolio		Common collective trust fund	8,608,738	8,608,738

	Common stocks:
	Akamai Technologies		Common stock	100	1,993
	Altria Group, Inc.		Common stock	51	3,819
	AMDL, Inc.		Common stock	950	285
	American Oil & Gas, Inc.	.	Common stock	450	1,823
	AT&T, Inc.	.	Common stock	1,000	24,490
	Bronco Drilling Company, Inc.		Common stock	153	3,520
	Cemex		Common stock	300	17,799
	Charter Communications Inc.		Common stock	10,000	12,200
	Clarient, Inc.		Common stock	3,000	3,900
	Chevron Texaco Corp.		Common stock	178	10,081
	Columbia Sportswear Co.		Common stock	100	4,773
	Cost-U-Less, Inc.		Common stock	200	1,550
	Craftmade International, Inc.		Common stock	200	4,002
	Creative Technology Ltd.		Common stock	1,000	8,420
	Diamond Offshore Drilling, Inc.		Common stock	400	27,824
	Drew Industrial, Inc.		Common stock	100	2,819
	Empire District Electric Co.		Common stock	300	6,099
	Environmental Remediation Holding Corp.		Common stock	12,000	3,540
	Etrade Group, Inc.		Common stock	2,000	41,720
	Foster Wheeler Ltd.		Common stock	100	3,678
	Google, Inc.		Common stock	10	4,149
	Hansen Natural Corp.		Common stock	200	15,762
	Home Depot, Inc.		Common stock	151	6,106
	Hurco Co.		Common stock	200	6,164
	ImmunoGen, Inc.		Common stock	10,000	51,300
	JDS Uniphase Corp.		Common stock	4,000	9,440
	Johnson & Johnson		Common stock	104	6,248
	Kensey Nash Corp.		Common stock	150	3,304
	Lakeland Industrial, Inc.		Common stock	150	2,808
	LECG Corp.		Common stock	200	3,476
	Lowrance Electronics, Inc.		Common stock	150	3,925
	Lucent Technologies, Inc.		Common stock	31,000	82,460
	Marathon Oil Corp.		Common stock	828	50,485
	Marine Products Corp.		Common stock	300	3,147
	Meridian Resource Corp.		Common stock	4,000	16,800
	Microsoft Corp.		Common stock	226	5,919
	Monolithic Systems Technology, Inc.		Common stock	500	2,750
	Montpelier Re Holdings Ltd.		Common stock	100	1,890
	Mosaic Co.		Common stock	200	2,926
	Murphy Oil Corp.		Common stock	1,165	62,889
	New York Company, Inc.		Common stock	150	3,180
*	Noble Energy, Inc.		Common stock	263,987	10,638,669
	Northwest Biotherapeutics, Inc.		Common stock	60	6
	Occidental Petroleum Corp.		Common stock	300	23,964
	Parker Drilling Co.		Common stock	2,150	23,285
	Pepsico, Inc.		Common stock	253	14,977
	Pfizer, Inc.		Common stock	2,856	66,606
	Polymedia Corp.		Common stock	100	3,347
	Primus Guaranty Ltd.		Common stock	2,000	26,100
	Procter & Gamble Co.	.	Common stock	400	23,152
	QualComm, Inc.		Common stock	20	869

Identity of issue, borrower,				Number of	Current
lessor, or similar party			Description of investment	shares	value
	Rambus, Inc.		Common stock	1,000	$16,190
	RF Industries, Inc.		Common stock	400	1,880
	Rofin Sinar Technologies, Inc.		Common stock	100	4,347
	Silver Star Energy, Inc.		Common stock	6,400	1,408
	Sonic Corp.		Common stock	250	7,375
	Southwest Airlines Co.		Common stock	351	5,768
	StreetTRACKS Gold Shares		Common stock	75	3,868
	Target Corp.		Common stock	50	2,763
	Telefonos de Mexico		Common stock	700	17,276
	Texas Instruments Inc.		Common stock	125	4,012
	Tibco Software Inc.		Common stock	50	373
	Trinity Biotech		Common stock	750	6,120
	Ultra Petroleum Corp.		Common stock	100	5,580
	United Fire & Gas Co.	.	Common stock	100	4,043
	United Technologies Corp.		Common stock	243	13,559
	USA Mobility Inc.		Common stock	100	2,772
	Walgreen Co.		Common stock	500	22,130
	Wal-Mart Stores Inc.		Common stock	1,000	46,800
	Well Point Inc.		Common stock	200	15,958
					11,532,660
	Mutual funds:
	American Century Small Company		Mutual fund	217,687	2,128,974
	The Growth Fund of America		Mutual fund	186,156	5,744,765
	Dodge & Cox Stock Fund		Mutual fund	75,786	10,399,372
*	Fidelity Puritan Fund		Mutual fund	448,218	8,395,129
*	Fidelity Diversified International Fund		Mutual fund	66,535	2,165,050
*	Fidelity Dividend Growth Fund		Mutual fund	149,995	4,318,354
*	Fidelity Freedom Income Fund		Mutual fund	15,812	179,787
*	Fidelity Freedom 2000 Fund		Mutual fund	11,709	142,965
*	Fidelity Freedom 2010 Fund		Mutual fund	69,119	971,118
*	Fidelity Freedom 2020 Fund		Mutual fund	92,597	1,362,101
*	Fidelity Freedom 2030 Fund		Mutual fund	25,097	376,957
*	Fidelity Freedom 2040 Fund		Mutual fund	2,415	21,322
	Franklin Small Mid-Cap Growth Fund		Mutual fund	103,841	3,916,870
	Guinness Atkinson China & Hong Kong		Mutual fund	150	2,852
	Janus Mid Cap Value Institutional		Mutual fund	109,747	2,449,545
	PIMCO Moderate Duration Fund		Mutual fund	438,943	4,420,156
*	Spartan US Equity Index Fund		Mutual fund	169,356	7,478,759
*	Fidelity Freedom 2005 Fund		Mutual fund	122	1,357
*	Fidelity Freedom 2015 Fund		Mutual fund	12,609	145,634
*	Fidelity Freedom 2025 Fund		Mutual fund	6,766	80,918
*	Fidelity Freedom 2035 Fund		Mutual fund	811	9,919
	Dodge & Cox International Stock Fund		Mutual fund	83	2,918
	Harding Loevner Emerging Market Portfolio		Mutual fund	731	25,440
					54,740,262
	Other investments:
	Williams Coal Seam Gas Royalty Trust		Other Investments	160	2,773

*	Participant loans		Interest rates range from
			4.00% to 9%; maturities
			from January 3, 2006
			through November 30, 2010		2,093,067
	Total Investments				$77,800,070

*   Represents party-in-interest.

Note: Historical cost information has been omitted for participant-directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or person who administers the employee benefit plan), has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2006	NOBLE ENERGY THRIFT
AND PROFIT SHARING PLAN

	BY:	/s/Robert K. Burleson
Robert K. Burleson, Senior Vice
President of Noble Energy Inc.

INDEX TO EXHIBIT

Exhibit number	Description

23.1	Consent of Independent Registered Public Accounting Firm